Exhibit 99.1
PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
INDEPENDENT AUDITOR’S REPORT
AND
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

CONTENTS

PAGE
INDEPENDENT AUDITOR’S REPORT	1

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated balance sheets	2-3
Consolidated statements of income	4
Consolidated statements of stockholders’ equity	5
Consolidated statements of cash flows	6-7
Notes to consolidated financial statements	8-32

INDEPENDENT AUDITOR’S REPORT
Board of Directors
Prime Healthcare Services, Inc., and Subsidiaries
We have audited the accompanying consolidated balance sheets of Prime Healthcare Services, Inc., and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of Prime Healthcare Services, Inc., and Subsidiaries’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prime Healthcare Services, Inc., and Subsidiaries, as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Moss Adams LLP
Irvine, California
May 11, 2009

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
ASSETS

	DECEMBER 31,
	2008	2007
CURRENT ASSETS
Cash and cash equivalents	$42,805,635	$35,821,948
Restricted cash	2,081,456	1,081,017
Patient accounts receivable, net of allowance for doubtful accounts of $65,440,000 in 2008 and $25,305,000 in 2007	176,834,552	108,867,874
Related party receivables	1,012,731	630,007
Notes receivable	1,050,000	—
Estimated third-party payor settlements	—	915,757
Supplies inventory	6,076,691	3,919,572
Prepaid expenses and other current assets	35,722,432	838,112
Deposits	3,418,066	1,208,256
Income taxes receivable	838,112	455,169

Total current assets	269,839,675	191,788,190

PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	205,387,793	136,666,473

INVESTMENTS IN JOINT VENTURES	705,777	—

GOODWILL	13,707,803	13,707,803

OTHER ASSETS	3,921,293	395,220

	$493,562,341	$342,557,686

LIABILITIES AND STOCKHOLDERS’ EQUITY

	DECEMBER 31,
	2008	2007
CURRENT LIABILITIES
Accounts payable	$34,942,071	$27,896,703
Accrued expenses	74,379,591	47,801,503
Medical claims payable	4,337,241	5,828,319
Related party payables	638,060	9,673,171
Income taxes payable	—	558,622
Estimated third-party payor settlements	248,405	—
Current portion of capital leases	4,122,950	2,942,322
Current portion of long-term debt	53,106,018	28,323,213

Total current liabilities	171,774,336	123,023,853

LONG-TERM LIABILITIES
Accrued professional liability reserve	—	45,429
Sale lease-back liability	158,000,000	98,000,000
Capital leases, net of current portion	13,964,578	12,236,871
Long-term debt, net of current portion	65,549,351	54,542,420

Total long-term liabilities	237,513,929	164,824,720

STOCKHOLDERS’ EQUITY
Common stock, $0.01 par value, 3,000 shares authorized, 30 shares issued and outstanding	1	1
Additional paid in capital	2,999	2,999
Note receivable from related party	(3,110,975)	(35,762,558)
Retained earnings	10,840,152	49,089,475
Non-controlling interest	76,541,899	41,379,196

	84,274,076	54,709,113

	$493,562,341	$342,557,686

See accompanying notes.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	YEARS ENDED DECEMBER 31,
	2008	2007
REVENUE
Net patient service revenue	$1,161,588,573	$718,642,341
Premium revenue	23,759,229	27,932,067
Other revenue	10,971,346	6,487,393

	1,196,319,148	753,061,801

OPERATING EXPENSES
Compensation and employee benefits	486,370,624	301,833,718
Provision for doubtful accounts	254,060,627	125,405,390
General and administrative	169,032,727	121,010,000
Medical supplies	98,577,638	57,162,219
Professional services	65,392,697	43,337,880
Depreciation and amortization	18,294,556	7,901,078
Medical claims	3,817,340	5,209,737
(Gain) on sale of assets	(1,500)	(5,486)

	1,095,544,709	661,854,536

INCOME FROM OPERATIONS	100,774,439	91,207,265

INTEREST EXPENSE, net	(19,417,215)	(5,574,878)

LOSS FROM JOINT VENTURES	(119,223)	—

INCOME BEFORE PROVISION FOR INCOME TAXES	81,238,001	85,632,387

INCOME TAX PROVISION	1,286,887	1,249,091

INCOME BEFORE ALLOCATION TO NON-CONTROLLING INTEREST	79,951,114	84,383,296

ALLOCATION OF INCOME TO NON-CONTROLLING INTEREST	(57,138,689)	(69,983,150)

CONTROLLING INTEREST IN NET INCOME	$22,812,425	$14,400,146

See accompanying notes.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

		Common	Additional	Note Receivable	Note Receivable	Retained	Non-controlling
	Shares	Stock	Paid in Capital	from Stockholder	from Related Party	Earnings	Interest	Total
BALANCE, December 31, 2006	30	$1	$2,999	$(9,000,000)	$—	$43,689,329	$31,299,046	$65,991,375
Distributions to stockholders	—	—	—	—	—	(9,000,000)	—	(9,000,000)
Notes receivable collected from stockholder	—	—	—	9,000,000	—	—	—	9,000,000
Notes payable proceeds to be received from Prime A	—	—	—	—	(35,762,558)	—	—	(35,762,558)
Controlling interest in net income	—	—	—	—	—	14,400,146	—	14,400,146
Distributions to non-controlling interest	—	—	—	—	—	—	(59,903,000)	(59,903,000)
Non-controlling interest in net income	—	—	—	—	—	—	69,983,150	69,983,150

BALANCE, December 31, 2007	30	1	2,999	—	(35,762,558)	49,089,475	41,379,196	54,709,113
Distributions to stockholders	—	—	—	—	—	(61,061,748)	—	(61,061,748)
Notes receivable collected from related party	—	—	—	—	35,762,558	—	—	35,762,558
Notes receivable from Prime A	—	—	—	—	(3,110,975)	—	—	(3,110,975)
Controlling interest in net income	—	—	—	—	—	22,812,425	—	22,812,425
Distributions to non-controlling interest	—	—	—	—	—	—	(21,975,986)	(21,975,986)
Non-controlling interest in net income	—	—	—	—	—	—	57,138,689	57,138,689

BALANCE, December 31, 2008	30	$1	$2,999	$—	$(3,110,975)	$10,840,152	$76,541,899	$84,274,076

See accompanying notes.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Controlling interest in net income	$22,812,425	$14,400,146
Adjustments to reconcile controlling interest in net income to net cash provided by operating activities:
Depreciation and amortization	18,294,556	7,901,078
(Gain) on sale of assets	(1,500)	(5,486)
Loss from joint venture	119,223	—
Provision for doubtful accounts	254,060,627	125,405,390
Non controlling interest in net income	57,138,689	69,983,150
Changes in assets and liabilities net of acquisitions:
Patient accounts receivable	(322,027,305)	(180,970,003)
Supplies inventory	(1,124,944)	(208,825)
Prepaid expenses and other assets	3,768,744	(10,977,615)
Deposits	(2,209,810)	673,288
Other assets	(3,526,073)	—
Due to/ from related parties	(9,417,835)	9,544,179
Accounts payable	7,045,368	10,522,876
Accrued expenses	24,597,631	29,501,492
Medical claims payable	(1,491,078)	1,869,231
Income taxes	(941,565)	(25,134)
Estimated third-party payor settlements	1,164,162	(3,555,947)
Pre-petition liabilities	—	(1,219,450)
Net assets of discontinued operation	—	139,785
Accrued professional liability reserve	(45,429)	(2,242,571)

Net cash provided by operating activities	48,215,886	70,735,584

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(25,474,340)	(17,008,262)
Proceeds from the sale of assets	10,194	6,812
Investment in joint venture	(825,000)	—
Additional purchase price paid to Vanguard Health System due to working capital adjustment subsequent to acquisition	—	(1,391,091)
Cash paid for acquisitions, net of cash acquired	(54,225,425)	—
Advances on related party notes receivable	(1,050,000)	(14,300,207)
Collection of related party notes receivable	—	5,069,416

Net cash used in investing activities	(81,564,571)	(27,623,332)

CASH FLOWS FROM FINANCING ACTIVITIES
(Decrease) increase in bank overdraft	—	(1,159,486)
Net borrowing on line of credit	34,567,189	18,452,257
Net change in restricted cash	(1,000,439)	(1,081,017)
Proceeds from long-term debt borrowing	4,043,477	25,242,985
Proceeds from sale lease-back borrowings	60,000,000	—
Payments on long term debt	(2,820,930)	(6,182,335)
Payments on capital lease obligations	(4,070,774)	(541,094)
Proceeds from related party notes payables	—	39,009,668
Repayments on related party notes receivable	35,762,558	—
Advances on related party notes receivable	(3,110,975)	(34,993,316)
Collection of stockholder’s notes receivable	—	9,000,000
Distribution to non-controlling interest	(21,975,986)	(59,903,000)
Distribution to stockholder	(61,061,748)	(9,000,000)

Net cash provided by (used in) financing activities	40,332,372	(21,155,338)

NET INCREASE IN CASH AND CASH EQUIVALENTS	6,983,687	21,956,914

CASH AND CASH EQUIVALENTS, beginning of year	35,821,948	13,865,034

CASH AND CASH EQUIVALENTS, end of year	$42,805,635	$35,821,948

SUPPLEMENTAL CASH FLOW INFORMATION

	YEARS ENDED DECEMBER 31,
	2008	2007
Cash paid during the year for:

Interest	$20,233,889	$7,434,641

Income taxes	$2,265,214	$1,128,069

SUPPLEMENTAL DISCLOSURE OF NON CASH INVESTING AND FINANCING ACTIVITIES

Capital lease obligations incurred for the acquisition of property and equipment	$6,979,109	$14,576,421

Sale lease-back liability incurred for the acquisition of various hospitals (see Note 9)	$—	$83,762,000

Notes payable proceeds deposited directly with a related party by lender	$—	$35,762,558

See accompanying notes.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Nature of Business
Prime Healthcare Services, Inc. (the “Company” or “PHSI”) is a Delaware corporation incorporated on March 27, 2000.
The Company operates 13 acute care hospitals with 2,283 licensed beds located in various communities though out California. The Company’s operations also include four medical groups and other operations related to its hospital business. The Company operates the following acute care hospitals:

	Licensed
Hospital	Beds	Location
Desert Valley Hospital (“DVH”)	83	Victorville
Chino Valley Medical Center (“CVMC”)	126	Chino
Sherman Oaks Hospital (“SOH”)	153	Sherman Oaks
Montclair Hospital Medical Center (“MHMC”)	102	Montclair
Huntington Beach Hospital (“HBH”)	131	Huntington Beach
La Palma Intercommunity Hospital (“LPIH”)	141	La Palma
West Anaheim Medical Center (“WAMC”)	219	Anaheim
Paradise Valley Hospital (“PVH”)	301	National City
Centinela Hospital Medical Center (“CHMC”)	370	Inglewood
Garden Grove Hospital Medical Center (“GGHMC”)	167	Garden Grove
San Dimas Community Hospital (“SDCH”)	93	San Dimas
Encino Hospital Medical Center (“EHMC”)	151	Encino
Shasta Regional Medical Center (“SRMC”)	246	Redding
Note 2 — Organization and Summary of Significant Accounting Policies
Basis of consolidation - The consolidated financial statements include the accounts of the Company, the hospitals as described in Note 1 and the following wholly owned subsidiaries:
Prime Healthcare Services, LLC (“PHS”) Apple Valley Surgery Center Corporation (“AVSC”) Bio-Med Services, Inc. (“BMI”) Prime Healthcare Anaheim Regional, LLC dba Anaheim Regional Hospital (“PHAR”) Prime Healthcare Services Los Angeles, LLC (“PHS LA”)
As of and for the year ended December 31, 2008, AVSC and PHAR currently do not have any operating activity.

Note 2 — Organization and Summary of Significant Accounting Policies (continued)
Basis of consolidation - The Company has a variable interest in the following entities as defined by Financial Accounting Standards Board (“FASB”) Financial Interpretation No. 46(R) “Consolidation of Variable Interest Entities” (FIN 46(R)):
Medical groups:
Desert Valley Medical Group, Inc. (“DVMG”)
Chino Valley Medical Group, Inc. (“CVMG”)
Sherman Oaks Medical Group Management, Inc. (“SOMGM”)
Paradise Valley Medical Group, Inc. (“PVMG”)
Other entities:
Prime Healthcare Management, Inc. (“PHMI”)
Prime Healthcare Management — Garden Grove, Inc. (“PHMGG’’)
Prime Healthcare Management — San Dimas, Inc. (“PHMSD”)
Prime Healthcare Management — Encino, Inc. (“PHME”)
Prime Healthcare Management — Shasta, Inc. (“PHMS”)
Hospital Business Service, Inc. (“HBS”)
PHSI is the primary beneficiary of these variable interest entities.
The equity of the variable interest entities have been reflected as a non-controlling interest as of December 31, 2008 and 2007. The consolidation of these entities does not change any legal ownership, and does not change the assets or the liabilities and equity of PHSI as a stand-alone entity. However, certain creditors of the non-controlling interest entity have recourse to the general credit of the Company. All intercompany accounts and transactions have been eliminated upon consolidation.
Net patient service revenue - Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. In some cases, reimbursement is based on formulas which cannot be determined until cost reports are filed and audited or otherwise settled by the various programs. Normal estimation differences between actual payments received for patient services and net patient accounts receivable recorded in previous years resulted in an increase in net patient service revenue of approximately $7,588,000 and $15,127,000 in the years ended December 31, 2008 and 2007, respectively.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 — Organization and Summary of Significant Accounting Policies (continued)
Premium revenue and medical claims expense - The Company has agreements with various Health Maintenance Organizations (“HMO”) to provide medical services to enrollees. Under these agreements, the Company receives monthly capitation revenue based on the number of each HMO’s enrollees, regardless of services actually performed by the Company. Premium revenue under HMO contracts is recognized during the period in which the Company is obligated to provide services. Certain of the HMO contracts also contain shared-risk provisions whereby the Company can earn additional incentive revenue or incur penalties based upon the utilization of inpatient hospital services by assigned HMO enrollees. The Company records shared-risk revenue and expenses based upon inpatient utilization on an estimated basis. Differences between estimated shared-risk revenue or expenses and actual amounts are recorded upon final settlement with each HMO. Amounts due to unaffiliated health care providers for out of network claims are recognized as incurred. The amounts recorded are based upon projections of historical developments. Such projections are adjusted and estimates changed when developments of claims information warrant. Estimation differences are reflected in medical claims expenses.
Supplies inventory - Supplies inventory is stated at cost, determined by the average cost method, which is not in excess of market.
Property and equipment - Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which range from three to forty years. Amortization of leasehold improvements is computed over the lesser of the lease term and the estimated useful lives of the assets and is included in depreciation and amortization expense.
Asset retirement obligations - The Company recognizes the fair value of a liability for legal obligations associated with asset retirements in the period in which it is incurred if a reasonable estimate of the fair value of the obligation can be made. When the liability is initially recorded, the Company capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost associated with the retirement obligation is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to settle the asset retirement obligation and the liability recorded is recognized as a gain or loss in the Consolidated Statement of Income.
Use of estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 — Organization and Summary of Significant Accounting Policies (continued)
Income taxes - PHSI, DVH, AVSC, CVMC, and BMI are Sub chapter S Corporations. In addition, DVH, AVSC, CVMC and BMI are qualified Q subs of PHSI and are included in the PHSI S corporation income tax return for the years ended December 31, 2008 and 2007. In lieu of corporate income taxes, the stockholders of PHSI will be taxed on their proportionate share of PHSI’s net income as defined by the Internal Revenue Code. HBH, LPIH, WAMC, MHMC, PHS, SOH, PVH, CHMC, GGHMC, SDCH, EHMC, SRMC, PHS LA, and PHAR are single member LLCs. Their taxable income and loss is included in the PHSI S corporation income tax return for the years ended December 31, 2008 and 2007. PHSI is subject to state franchise taxes and limited liability company fees. PHSI may disburse funds necessary to satisfy the stockholders’ income tax liabilities.
DVMG, PHMI, SOMGM, CVMG, PVMG, HBS, PHMGG, PHMSD, PHME, and PHMS have elected to be taxed under the provision of subchapter S of the Internal Revenue Code and state law. Under these provisions, the entities do not pay corporate income taxes on their taxable income. However, the entities are subject to California franchise taxes. In addition, the stockholders’ of the entities are liable for individual federal and state income taxes on taxable income. The Company may disburse funds necessary to satisfy the stockholders’ tax liability.
Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.
Goodwill - Management evaluates goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair value of the reporting units are estimated using a combination of the income or discounted cash flow approach and market approach, which uses comparable data. If the carrying amount of the reporting unit exceeds fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.
For the years ended December 31, 2008 and 2007, the management of the Company determined that an impairment did not exist. However, if estimates or the related assumptions change in the future, the Company may be required to record impairment charges to reduce the carrying amount of this asset.
Fair value of financial instruments - The Company’s consolidated balance sheets include the following financial instruments: cash and cash equivalents, patient accounts receivable, notes receivable, accounts payable and accrued liabilities, and long-term liabilities. The Company considers the carrying amounts of current assets and liabilities in the consolidated balance sheets to approximate the fair value of these financial instruments and their expected realization. The carrying amount of notes receivable and long-term debt approximated their fair value, based on current market rates of instruments of the same risks and maturities.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 — Organization and Summary of Significant Accounting Policies (continued)
Recent Accounting Pronouncements - In December 2007, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 141 (revised 2007), “Business Combinations” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” SFAS No. 141 (revised 2007) establishes principles and requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. In addition, SFAS No. 141 (revised 2007) requires that direct costs associated with an acquisition be expensed as incurred. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. Included in SFAS No. 160 is the requirement that noncontrolling interests be reported in the equity section of the balance sheet. These Statements become effective for the Company in fiscal year 2009. SFAS No. 160 and SFAS No. 141 (revised 2007) are not expected to have a material impact on the Company’s consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157”. This pronouncement delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. The Company adopted the required provisions of this pronouncement during the year ended December 31, 2008. The Company is currently evaluating the future impacts and required disclosures of the deferred provisions of this pronouncement.
In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertain income tax positions accounted for in accordance with SFAS No. 109. The interpretation stipulates recognition and measurement criteria in addition to classification, interim period accounting and significantly expanded disclosure provisions for uncertain tax positions that are expected to be taken in a company’s income tax return. FIN 48 is effective for fiscal years beginning after December 15, 2008, the Company’s fiscal 2009. FIN 48 is not expected to have a material impact on the Company’s consolidated financial statements.

Note 3 — Net Patient Service Revenue
The Company has arrangements with third-party payors that provide for payments to the Company at amounts different from its established rates. A summary of the payment arrangements with major third-party payors are as follows:
Medicare - Inpatient acute-care services rendered to Medicare program beneficiaries are paid at prospectively determined rates per discharge. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Medicare reimburses the Company for covered outpatient services rendered to Medicare beneficiaries by way of an outpatient prospective payment system based on ambulatory payment classifications. The Company’s classification of patients under the Medicare program and the appropriateness of their admissions are subject to an independent review.
Inpatient non-acute services, certain outpatient services, medical education costs, and defined capital costs related to Medicare beneficiaries are paid based, in part, on a cost reimbursement methodology. The Company is reimbursed for cost reimbursable items at a tentative rate with final settlement determined after submission of annual cost reports and audits thereof by the Medicare fiscal intermediary. The estimated amounts due to or from the program are reviewed and adjusted annually based on the status of such audits and any subsequent appeals. Differences between final settlements and amounts accrued in previous years are reported as adjustments to net patient service revenue in the year examination is substantially completed. These differences increased net patient service revenue by approximately $7,142,000 and $439,000 for the years ended December 31, 2008 and 2007, respectively. The Company does not believe that there are significant credit risks associated with this government agency.
Medi-Cal - Inpatient services rendered to Medi-Cal program beneficiaries are reimbursed under a contract at a prospectively determined negotiated per diem rate. Outpatient services are reimbursed based upon prospectively determined fee schedules.
Other - The Company has also entered into agreements with certain commercial insurance carriers, health maintenance organizations, and preferred provider organizations. The basis for payment to the Company under these agreements includes prospectively determined rates per discharge, discounts from established charges and prospectively determined daily rates.
Laws and regulations governing the third party payor arrangements are extremely complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4 — Acquisitions
During 2008 and 2007, the Company entered into the following acquisitions. All acquisitions have been accounted for using the purchase method of accounting. Operating results for each of the acquisitions have been included in the accompanying consolidated financial statements since the dates of acquisition.
On March 1, 2007, PVH entered into an asset purchase agreement with Adventist Health (“Adventist”). Pursuant to the agreement PVH acquired the operating assets and assumed certain current liabilities of a hospital and related equipment from Adventist. The purchase price of $28,000,000 consisted primarily of cash and was financed through a sale lease back transaction (see Note 9). The acquisition expands the Company’s operations into San Diego County, California.
The following table presents the allocation of the aggregate purchase price:

Allocation at
March 1, 2007
Inventories	$500,000
Land	10,160,000
Building andl land improvements	12,380,000
Equipment	4,710,000
Other — covenant not to compete	250,000

Net cash consideration	$28,000,000

On November 2, 2007, CHMC entered into an asset purchase agreement with CFHS Holdings, Inc. (“CFHS”) and Inglewood South Development Corp. (“ISDC”). Pursuant to the agreement CHMC acquired the property and equipment and inventory of Centinela Hospital from CFHS and ISDC. The purchase price of $55,762,000 consisted primarily of cash and was financed through a sale leaseback transaction (see Note 9). The acquisition expands the operations of the Company into Western Los Angeles County.

Note 4 — Acquisitions (continued)
     The following table presents the allocation of the aggregate purchase price:

Allocation at
November 2, 2007
Inventories	$1,000,000
Land	16,100,000
Building and land improvements	31,833,000
Equipment	6,829,000

Net cash consideration	$55,762,000

On July 1, 2008, GGHMC entered into an asset purchase agreement with Tenet Health System Medical, Inc. (“Tenet”). Pursuant to the agreement GGHMC acquired the operating assets and assumed certain current liabilities of a hospital and related equipment in Garden Grove, from Tenet. The purchase price of $29,052,227 consisted primarily of cash.
The following table presents the allocation of the aggregate purchase price:

Allocation at
July 1, 2008
Prepaids and other current assets	$325,897
Supplies inventory	403,432
Land	6,406,010
Building and land improvements	17,838,745
Equipment	4,517,923
Accrued liabilities	(439,780)

Net cash consideration	$29,052,227

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4 — Acquisitions (continued)
On July 1, 2008, SDCH entered into an asset purchase agreement with Tenet. Pursuant to the agreement SDCH acquired the operating assets and assumed certain current liabilities of a hospital and related equipment in San Dimas, from Tenet. The purchase price of $13,276,776 consisted primarily of cash.
The following table presents the allocation of the aggregate purchase price:

Allocation at
July 1, 2008
Prepaids and other current assets	$70,142
Supplies inventory	375,743
Land	4,696,558
Building and land improvements	4,393,217
Equipment	4,471,668
Accrued liabilities	(730,552)

Net cash consideration	$13,276,776

On June 1, 2008, EHMC entered into an asset purchase agreement with Amisub of California, Inc. (“Amisub”). Pursuant to the agreement EHMC acquired the operating assets and assumed certain current liabilities of a hospital and related equipment in Encino, from Amisub. The purchase price of $11,896,422 consisted primarily of cash.
The following table presents the allocation of the aggregate purchase price:

Allocation at
June 1, 2008
Prepaids and other current assets	$206,547
Supplies inventory	253,000
Land	3,769,354
Building and land improvements	6,069,069
Equipment	2,408,577
Accrued liabilities	(810,125)

Net cash consideration	$11,896,422

Note 5 — New Operations
On November 1, 2008 SRMC entered in a long-term operating lease with owners of a hospital and other related real estate located in Redding, CA (see Note 11). As part of this transaction, SRMC began managing the hospital operations on November 1, 2008 due to the prior lease being terminated by the landlord as a result of non-payment. In conjunction with its operation of the hospital, SRMC entered into negotiations with the previous lessor, and subsequently the bankruptcy trustee for the previous lessee after an involuntary bankruptcy petition was filed against the previous lessee to acquire certain operating assets owned by the previous lessor and with certain equipment lessors. These assets consisted primarily of inventory and equipment necessary to ensure continued operations of the hospital. Amounts related to inventory acquired approximated $500,000. Negotiations for final settlement with respect to the equipment are ongoing. SRMC has reached agreements with certain equipment lessors to purchased equipment formerly leased to the prior lessee for approximately $776,000. Negotiations to establish an acquisition price for the remainder of the equipment continue and management does not believe the amounts necessary to acquire this equipment will be material to the consolidated financial statements of the Company.
Note 6 — Concentration of Credit Risk
Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Company maintains cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed the $100,000 federally insured limit. Management monitors the financial condition of these institutions on an ongoing basis and does not believe any significant credit risk exists at the present time.
Patient accounts receivable at December 31, 2008 and 2007 are comprised of the following: government programs, primarily Medicare 27% and 41%, respectively, Medi-Cal 35% and 24%, respectively, healthcare maintenance and preferred provider organizations (managed care programs) 9% and 4%, respectively, and private pay and commercial insurance patients 29% and 31%, respectively. Management believes there is no credit risks associated with receivables from government programs. Receivables from managed care programs and others are from various payors who are subject to differing economic conditions and do not represent concentrated risks to the Company. Management continually monitors and adjusts the reserves associated with receivables, and does not require collateral. Losses due to bad debts have been within management’s estimates.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7 — Property and Equipment
Property and equipment consist of the following at December 31:

	2008	2007
Land	$42,275,328	$26,210,000
Buildings	71,830,543	51,383,935
Building improvements	11,075,807	5,460,712
Equipment	117,992,936	68,757,631
Automobiles and aircraft	3,524,198	3,387,746
Construction in progress (estimated cost to complete at December 31, 2008 is approximately $1,785,000)	3,776,686	8,292,297

	250,475,498	163,492,321

Accumulated depreciation and amortization	(45,087,705)	(26,825,848)

	$205,387,793	$136,666,473

Gross property and equipment includes approximately $29,258,000 and $16,482,000 of equipment under capital lease arrangements as of December 31, 2008 and 2007, respectively. Related accumulated amortization totaled approximately $10,070,000 and $4,473,000 as of December 31, 2008 and 2007, respectively.

Note 8 — Long-Term Debt
Long-term debt consists of the following as of December 31:

	2008	2007
Line of credit with City National Bank, secured by accounts receivable of DVH, interest payable monthly at an annual rate of prime (3.25% at December 31, 2008), due September 1, 2009.	$7,000,000	$7,000,000

Term loans with GE Commercial Finance, secured by various equipment of DVH, payable in monthly installments ranging from approximately $7,000 to $60,000 including interest at fixed interest rates ranging from 6.59% to 7.43% per annum, maturing in 2010.	2,827,472	4,526,344

Term loan with City National Bank, secured by equipment of CVMC, interest payable monthly at an annual rate of prime (3.25% at December 31, 2008), principal payable in monthly payments of $116,667, maturing on August 1, 2011.	3,693,446	5,093,450

Bank note payable, secured by certain real estate of DVMG, bearing interest at 5.75% per annum, payable in monthly payments of $1,258, maturing in August 2024.	148,913	154,903

Note payable with City National Bank, secured by equipment of SOH, bearing interest at an annual rate of Prime (3.25% at December 31, 2008), principal payable in monthly payment of $63,837, maturing September 1, 2012.	2,872,642	3,638,679

Note payable with Medical Properties Trust secured by certain equipment and purchase options of SOH, bearing a fixed interest rate of 11.21% per annum as of December 31, 2008. Interest only payments due monthly, principal balance due at maturity on December 30, 2020.	5,000,000	5,000,000

Note payable with Medical Properties Trust secured by certain equipment and purchase options of MHMC, bearing a fixed interest rate of 10.15% per annum. Interest only payments due monthly, principal balance due at maturity on August 9, 2021.	$5,000,000	$5,000,000

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 8 — Long-Term Debt (continued)

	2008	2007
Note payable with Medical Properties Trust secured by certain equipment and purchase options of HBH, LPIH and WAMC, bearing a fixed interest rate of 9.89% per annum as of December 31, 2008. Interest only payments due monthly, principal balance due at maturity on November 8, 2021.	$10,000,000	$10,000,000

Line of credit with Medical Properties Trust secured by the building, building improvements and all related receivables of SRMC, interest payable monthly at an annual rate of 9.25% as of December 31, 2008, maturing in November 2018.	15,000,000	—

Line of credit with Healthcare Finance Group (“HFG”), secured by accounts receivable of HBH, LPIH and WAMC, interest payable monthly at an annual rate of LIBOR + 2.50% (5.25% at December 31, 2008), maturing in November 2009.	9,925,557	12,360,880

Line of credit with HFG, secured by accounts receivable and inventory of SOH, interest payable monthly at an annual rate of LIBOR + 3.00% (5.75% at December 31, 2008), maturing in January 2010.	4,015,691	—

Line of credit with HFG, secured by accounts receivable and inventory of CHMC, interest payable monthly at an annual rate of LIBOR + 3.00% (5.75% at December 31, 2008), maturing in December 2010.	15,231,033	—

Line of credit with HFG, secured by accounts receivable and inventory of CVMC, interest payable monthly at an annual rate of LIBOR + 2.50% (5.25% at December 31, 2008), maturing in September 2011.	6,263,196	—

Line of credit with HFG, secured by accounts receivable and inventory of PVH, interest payable monthly at an annual rate of LIBOR + 2.50% (5.25% at December 31, 2008), maturing in December 2011.	$6,677,419	$5,091,377

Note 8 — Long-Term Debt (continued)

	2008	2007
Note payable with Medical Properties Trust secured by certain property and equipment and lease deposits of PVH, bearing a fixed interest rate of 9.24% per annum as of December 31, 2008. Interest only payments due monthly, principal balance due at matuity on May 8, 2022.	$25,000,000	$25,000,000

	118,655,369	82,865,633

Less current portion	(53,106,018)	(28,323,213)

	$65,549,351	$54,542,420

Aggregate annual principal maturities of long-term debt for the five years subsequent to December 31, 2008 are as follows:

Years ending December 31,
2009	$53,106,018
2010	3,179,674
2011	1,666,659
2012	582,130
2013	7,885
Thereafter	60,113,003

$118,655,369

In December 2006, HBH, LPIH and WAMC entered into revolving loan agreements with HFG in amounts not to exceed $7,000,000, $7,000,000 and $10,000,000, respectively. Interest on the outstanding borrowings is payable monthly at an annual rate of LIBOR plus 2.50%. The interest rate was 5.25% at December 31, 2008. The revolving loans are secured by accounts receivable and inventory of the respective hospitals. Under the terms of the agreements, the respective hospitals are required to maintain certain financial and non financial covenants. As of December 31, 2008, $3,024,000, $4,904,000 and $6,145,000, respectively was available under these lines of credit. As of December 31, 2008, $3,976,000, $2,096,000 and $3,855,000, respectively was outstanding under these lines of credit.
In November 2007, PVH entered into a revolving loan agreement with HFG for an amount not to exceed $10,000,000. Interest on the outstanding borrowings is payable monthly at an annual rate of LIBOR plus 2.50%. The interest rate was 5.25% at December 31, 2008. The revolving loan is secured by accounts receivable and inventory of PVH. Under the terms of the agreement, PVH is required to maintain certain financial and non financial covenants. As of December 31, 2008, approximately $6,677,000 was outstanding and $3,323,000 was available under this line of credit, respectively.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 8 — Long-Term Debt (continued)
In January 2006, SOH entered into a revolving loan agreement with HFG for an amount not to exceed $7,000,000. No amount was drawn against the line until 2008. Interest on the outstanding borrowings is payable monthly at an annual rate of LIBOR plus 3.0%. The interest rate was 5.75% at December 31, 2008. The revolving loan is secured by accounts receivable and inventory of SOH. Under the terms of the agreement, SOH is required to maintain certain financial and non financial covenants. As of December 31, 2008, approximately $4,016,000 was outstanding and $2,984,000 was available under this line of credit.
In April 2008, CVMC entered into a revolving loan agreement with HFG for an amount not to exceed $8,000,000. Interest on the outstanding borrowings is payable monthly at an annual rate of LIBOR plus 2.50%. The interest rate was 5.25% at December 31, 2008. The revolving loan is secured by accounts receivable and inventory of CVMC. Under the terms of the agreement, CVMC is required to maintain certain financial and non financial covenants. As of December 31, 2008, approximately $6,263,000 was outstanding and $1,737,000 was available under this line of credit.
In November 2008, SRMC entered into a revolving loan agreement with MPT for an amount not to exceed $20,000,000.  Interest on the outstanding borrowings is payable monthly at an annual rate of 9.25% as of December 31, 2008. Under the terms of the agreement, SRMC is required to maintain certain financial and non financial covenants.  As of December 31, 2008, approximately $15,000,000 was outstanding and $5,000,000 was available under this line of credit.
In December 2008, CHMC entered into a revolving loan agreement with HFG for an amount not to exceed $25,000,000. Interest on the outstanding borrowings is payable monthly at an annual rate of LIBOR plus 3.0%. The interest rate was 5.75% at December 31, 2008. The revolving loan is secured by accounts receivable and inventory of CHMC. Under the terms of the agreement, CHMC is required to maintain certain financial and non financial covenants. As of December 31, 2008, approximately $15,231,000 was outstanding and $9,769,000 was available under this line of credit.
The revolving loan agreements contain lockbox requirements and subjective acceleration clauses, therefore all amounts have been classified as current within the liabilities section of the balance sheet.
The Company has other financial covenants with its other lenders. As of December 31, 2008, management believes it in compliance with the covenant requirements of its credit facilities, as amended.

Note 9 — Sales Lease-Back Liability
In May 2007 in connection with the acquisition of certain assets of Adventist (see Note 4) PVH sold the real estate and related hospital building acquired from Adventist to a health care real estate investment trust (“the REIT”). As part of the sale, PVH leased back the real estate and hospital building (“leased property”) in a lease agreement which expires in May 2022. The lease has an option to extend the term of the lease for three additional five year periods. After ten years or at the end of the lease term PVH has the option to purchase the leased property for $23,000,000. If at the end of the lease term, including renewal terms, PVH does not exercise its option to purchase the leased property, PVH must pay the lessor a lease make up payment equal to the difference between the then fair market value of the leased property and $23,000,000. Due to the guarantee included in the lease, this transaction was recognized as a finance obligation under the provisions of SFAS No. 66, (“Accounting for Sales of Real Estate”). The proceeds of $23,000,000 were recorded as a sales lease-back liability on the consolidated balance sheets. The lease provides for a monthly base rent of $173,000 for the leased property, which is adjusted annually based on the change in the consumer price index.
In November 2007 in connection with the acquisition of certain assets of CFHS (see Note 4) CHMC sold the real estate and related hospital building acquired from CFHS to the REIT. As part of the sale, CHMC leased back the real estate and hospital building (“leased property”) in a lease agreement which expires in November 2022. The lease has an option to extend the term of the lease for three additional five year periods. After ten years or at the end of the lease term CHMC has the option to purchase the leased property for $75,000,000. If at the end of the lease term, including renewal terms, CHMC does not exercise its option to purchase the leased property, CHMC must pay the lessor a lease make up payment equal to the difference between the then fair market value of the leased property and $75,000,000. Due to the guarantee included in the lease, this transaction was recognized as a finance obligation under the provisions of SFAS No. 66. The proceeds of $75,000,000 were recorded as a sales lease-back liability on the consolidated balance sheet. The lease provides for a monthly base rent of $563,000 for the leased property, which is adjusted annually based on the change in the consumer price index.
In July 2008 in connection with the acquisition of certain assets of Amisub (see Note 4) EHMC sold the real estate and related hospital and medical office buildings acquired from Amisub to the REIT. As part of the sale, EHMC leased back the real estate and hospital building (“leased property”) in a lease agreement which expires in July 2018. The lease has an option to extend the term of the lease for three additional five year periods. After ten years or at the end of the lease term EHMC has the option to purchase the leased property for $15,000,000. If at the end of the lease term, including renewal terms, EHMC does not exercise its option to purchase the leased property, EHMC must pay to the lessor a lease make up payment equal to the difference between the then fair market value of the leased property and $15,000,000. Due to the guarantee included in the lease, this transaction was recognized as a finance obligation under the provisions of SFAS No. 66. The proceeds of $15,000,000 were recorded as a sales lease-back liability on the consolidated balance sheet. The lease provides for a monthly base rent of $131,000 for the leased property, which is adjusted annually based on the change in the consumer price index.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 9 — Sales Lease-Back Liability (continued)
In November 2008 in connection with the acquisition of certain assets of Tenet (see Note 4) SDCH sold the real estate and related hospital and medical office buildings acquired from Tenet to the REIT. As part of the sale, SDCH leased back the hospital and related land as well as the medical office buildings and the related land (“leased property”) which expires in November 2018. The leases have an option to extend the term of the lease for three additional five year periods. After ten years or at the end of the lease term SDCH has the option to purchase the leased property for $13,000,000 for the hospital and related land and $7,000,000 for the medical office buildings and related land. If at the end of the lease term, including renewal terms, SDCH does not exercise its option to purchase the leased property, SDCH must pay to the lessor a lease make up payment equal to the difference between the then fair market value of the leased property and $13,000,000 and $7,000,000, for the hospital and medical office buildings, respectively. Due to the guarantee included in the lease, this transaction was recognized as a finance obligation under the provisions of SFAS No. 66. The proceeds of $13,000,000 and $7,000,000 were recorded as sales lease-back liabilities on the consolidated balance sheet. The lease provides for a monthly base rent of $114,000 and $61,000 for the hospital and related land and the medical office buildings and the related land, respectively, which is adjusted annually based on the change in the consumer price index.
In November 2008 in connection with the acquisition of certain assets of Tenet (see Note 4) GGHMC sold the real estate and related hospital and medical office buildings acquired from Tenet to the REIT. As part of the sale, GGHMC leased back the hospital and related land as well as the medical office building and the related land (“leased property”) in a lease agreement which expires in November 2018. The leases have an option to extend the term of the lease for three additional five year periods. After ten years or at the end of the lease term GGHMC has the option to purchase the leased property for $16,250,000 for the hospital and related land and $8,750,000 for the medical office buildings and related land. If at the end of the lease term, including renewal terms, GGHMC does not exercise its option to purchase the leased property, GGHMC must pay to the lessor a lease make up payment equal to the difference between the then fair market value of the leased property and $16,250,000 and $8,750,000, respectively. Due to the guarantee included in the lease, this transaction was recognized as a finance obligation under the provisions of SFAS No. 66. The proceeds of $16,250,000 and $8,750,000 were recorded as a sales lease-back liabilities on the consolidated balance sheet. The lease provides for a monthly base rent of $142,000 and $77,000 for the hospital and related land and the medical office building and the related land, respectively, which is adjusted annually based on the change in the consumer price index.

Note 9 — Sales Lease-Back Liability (continued)
As of December 31, 2008, the Company’s sales lease back liabilities consist of the following:

Sale Lease Back
Hospital	Liability
Paradise Valley Hospital (PVH)	$23,000,000
Centinela Hospital Medical Center (CHMC)	75,000,000
Encino Hospital Medical Center (EHMC)	15,000,000
San Dimas Community Hospital (SDCH)	13,000,000
San Dimas Medical Office Building (SDCH)	7,000,000
Garden Grove Hospital Medical Center (GGHMC)	16,250,000
Garden Grove Medical Office Building (GGHMC)	8,750,000

$158,000,000

Note 10 — Professional Liability and Workers Compensation Insurance
The Company has entered into an agreement with Desert Valley Insurance, LTD. (“DVIL”) and the Hartford Insurance Company to provide workers’ compensation insurance coverage for the Company. DVIL is affiliated with the Company through common ownership. Under the terms of the agreement DVIL is obligated to insure each workers’ compensation claim up to a maximum of $1,000,000 per claim. Losses in excess of $1,000,000 per claim are insured by the Hartford Insurance Company.
The Company also entered into an agreement with DVIL to provide medical malpractice liability insurance on a claims-made basis. Under this policy, insurance premiums cover only those claims actually reported during the policy term. Should the claims made policy not be renewed or replaced with equivalent insurance, claims related to occurrences during the policy term but reported subsequent to the policy’s termination may be uninsured. Under the current policy the Company is covered up to a $1,000,000 per claim and $3,000,000 general aggregate limit with no amount deductible. Excess losses up to an additional $7,000,000 will be insured by AIG Insurance Company. The Company renewed its claims made policy with DVIL for the next policy year ending December 31, 2009, under which the Company will be covered up to a $3,000,000 per claim and $10,000,000 general aggregate limit with no amount deductible.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 10 — Professional Liability and Workers Compensation Insurance (continued)
Accounting principles generally accepted in the United States of America require that a health care facility recognize the estimated costs of malpractice claims in the period of the incident of malpractice, if it is reasonably possible that liabilities may be incurred and losses can be reasonably estimated. The Company recognized an estimated liability based upon its claims experience to cover the Company’s potential exposure to incurred but unreported claims. The claim reserve is based on the best data available to the Company; however, the estimate is subject to a significant degree of inherent variability. The estimate is continually monitored and reviewed, and as the reserve is adjusted, the difference is reflected in current operations. Normal estimation differences between amounts previously recorded resulted in a decrease in insurance expense of $0 and $2,242,571 during the year ended December 31, 2008 and 2007, respectively. While the ultimate amount of professional liability is dependent on future developments, management is of the opinion that the associated liabilities recognized in the accompanying consolidated financial statements is adequate to cover such claims. Management is aware of no potential professional liability claims whose settlement, if any, would have a material adverse effect on the Company’s consolidated financial position.
Due to the limitation of historical data on the entities recently acquired, the Company was not able to estimate a liability based upon the historical claims experience to cover the potential exposure of incurred but not reported liabilities. These entities were GGHMC, SDCH, EHMC and SRMC.
The Company has evaluated whether they are required to consolidate DVIL in accordance with FIN 46(R) as of December 31, 2008, and have determined that DVIL is not required to be consolidated.
Note 11 — Leases
The Company leases certain equipment under various non-cancelable operating and capital lease arrangements. Capital leases bear interest at rates ranging from 4.0% — 8.2%.
On February 12, 2007, the Company entered into a lease agreement with Prime A Investment LLC (“Prime A”), a related party under common ownership, to lease the DVH hospital building and land. The initial lease term is 180 months (15 years). The lease provides for a monthly base rent of $525,000, which is adjusted annually based on the greater of 2% or the consumer price index.
On March 1, 2007, the Company entered into a lease agreement with Prime A to lease the CVMC hospital building and land. The initial lease term is 180 months (15 years). The lease provides for a monthly base rent of $375,000, which is adjusted annually based on the greater of 2% or the consumer price index.

Note 11 — Leases (continued)
In addition to the hospitals owned through the sales leaseback transactions described in Note 9, and the related party leases for the DVH and CVMC hospital buildings, the Company also leases the hospital properties and related other medical office buildings for MHMC, HBH, LPIH, WAMC, SRMC from the REIT. The significant terms of the leases are as follows:
The MHMC facility lease expires in July 2021. The lease provides for monthly rent payments of approximately $163,000 at inception, which is adjusted annually based on the consumer price index.
The HBH facility lease expires in November 2021. The lease provides for monthly rent payments of approximately $99,000 at inception, which is adjusted annually based on the consumer price index.
The LPIH facility lease expires in November 2021. The lease provides for monthly rent payments of approximately $99,000 at inception, which is adjusted annually based on the consumer price index.
The WAMC facility lease expires in November 2021. The lease provides for monthly rent payments of approximately $198,000 at inception, which is adjusted annually based on the consumer price index.
The SRMC facilities lease expires in November 2017. The lease provides for no rent for the first six months of the lease and monthly rent payments thereafter of approximately $486,000, which is adjusted annually based on the consumer price index. In addition, the lease requires additional rent of $12,000,000 to be paid in quarterly installments based on SRMC quarterly operating cash flow as defined in the lease. Any unpaid amounts relating to the additional rent are due and payable at the lease termination date.
Lease expense, consisting primarily of building rent and equipment leases, amounted to approximately $46,060,000 and $32,709,000 for the years ended December 31, 2008 and 2007 respectively.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11 — Leases (continued)
Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2008 are:

		Operating
	Capital	Lease
Years ending December 31,	Leases	Commitments
2009	$5,148,735	$33,867,010
2010	5,104,303	34,752,703
2011	4,970,212	33,727,753
2012	4,841,891	33,641,567
2013	488,271	32,780,818
Thereafter	—	259,946,554

Total minimum lease payments	20,553,412	$428,716,405

Less amounts representing interest	(2,465,884)

	18,087,528

Less current portion	(4,122,950)

	$13,964,578

Note 12 — Related Party Transactions
Notes receivable from related parties as of December 31:

	2008	2007
Notes receivable from Action Collection, unsecured, non interest bearing, due on demand	$—	$3,922

Short term unsecured advances to employees, non interest bearing, due on demand	99,147	127,757

Receivable from DVIL, related to expenses incurred in excess of deductibles	900,248	492,388

Notes receivable from Prime A, unsecured, non interest bearing, due on demand	3,110,975	35,762,558

Various	13,336	5,940

Less: notes receivable from Prime A classified as contra-equity	(3,110,975)	(35,762,558)

	$1,012,731	$630,007

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 12 — Related Party Transactions (continued)
Notes payable to related parties as of December 31:

	2008	2007
Notes payable to stockholder, unsecured, bearing interest at 7.25% as of December 31, 2007, payable on demand	$—	$9,000,000

Notes payable to Prime A, unsecured, non interest bearing, payable on demand	—	317,668

Notes payable to DVIL, unsecured, non interest bearing, payable on demand	628,393	—

Notes payable to Action Collection, unsecured, non interest bearing, due on demand	—	355,503

Various	9,667	—

	$638,060	$9,673,171

The Company uses the services of Action Collection, a related party collection agency to collect delinquent patient accounts receivable. For the years ended December 31, 2008 and 2007, agency fees paid to the related party totaled $512,752 and $2,661,348, respectively.
The Company entered into agreements with DVIL to provide workers’ compensation insurance coverage and commercial malpractice liability insurance on a claims-made basis (see Note 10). Insurance premiums paid to DVIL totaled $35,105,049 and $25,056,689 for the years ended December 31, 2008 and 2007, respectively. The Company gets reimbursement from DVIL for workers’ compensation insurance deductibles paid on behalf of DVIL. As of December 31, 2008, the Company has recorded a prepaid insurance expense of approximately $29,000,000 related to coverage being provided by DVIL in future years.
The Company leases certain office buildings and parking facilities from Prime A. The leases are for five year terms. Rent expense incurred under these leases was $4,228,832 and $1,247,851 for the years ended December 31, 2008 and 2007, respectively.
During 2007, the Company entered into agreements with Prime A to lease the hospital buildings and land at DVH and CVMC. The leases are for 15 year terms (see Note 11). Rent payments made under these leases totaled approximately $9,874,000 for the years ended December 31, 2008 and 2007.

Note 12 — Related Party Transactions (continued)
During 2007, the Company advanced $35,463,745 to Prime A of which substantially all was funded directly from the lender Medical Properties Trust (see Note 8). The advances are unsecured, due on demand and bear no interest. For financial reporting purposes the advances are being reflected as a reduction in stockholders’ equity. These advances were paid back to the Company as of December 31, 2008.
Note 13 — Retirement Savings Plan
The Company has a defined contribution pension plan covering substantially all of its employees. The Company’s contribution to the plan is at the Company’s discretion but limited to the maximum amount deductible for federal income tax purposes under the applicable Internal Revenue Code. During the years ended December 31, 2008 and 2007, the Company made contributions of $2,985,245 and $1,569,334, respectively, to the plan.
Note 14 — Contingencies
The Company is aware of certain asserted and unasserted legal claims arising in the normal course of business. While the outcome cannot be determined at this time, it is management’s opinion that the liability, if any, from these actions will not have a material adverse effect on the Company’s financial position.
The health care industry is subject to numerous laws and regulations of federal, state, and local governments. Compliance with such laws and regulations can be subject to future government review and interpretation, as well as regulatory actions unknown or unasserted at this time. These laws and regulations include, but are not limited to, accreditation, licensure, and government health care program participation requirements, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Recently, government activity has increased with respect to investigations and allegations concerning possible violations of fraud and abuse statutes and regulations by health care providers. Violations of these laws and regulations could result in exclusion from government health care program participation, together with the imposition of significant fines and penalties, as well as significant repayment for past reimbursement for patient services received. While the Company is subject to similar regulatory review, there are no reviews currently underway and management believes that the outcome of any potential regulatory review will not have a material adverse effect on the Company’s financial position.
Management believes that the Company is in compliance with government laws and regulations related to fraud and abuse and other applicable areas. While no material regulatory inquiries have been made, compliance with such laws and regulations can be subject to future governmental review and interpretation, as well as regulatory actions unknown or unasserted at this time.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 15 — Legislation
The Health Insurance Portability and Accountability Act (HIPAA) was enacted on August 21, 1996, to assure health insurance portability, reduce health care fraud and abuse, guarantee security and privacy of health information and enforce standards for health information. Organizations were required to be in compliance with certain HIPAA privacy provisions beginning April 2003. Organizations are subject to significant fines and penalties if found not to be compliant with the provisions outlined in the regulations. Management believes that the Company is in compliance with HIPAA.
Note 16 — Income taxes
The components of the provision for income taxes for the years ended December 31, are as follows:

	2008	2007
Current
Federal	$—	$—
State	1,286,887	1,249,091

	1,286,887	1,249,091

Deferred expense
Federal	$—	$—
State	—	—

	—	—

	$1,286,887	$1,249,091